FOR IMMEDIATE RELEASE

ENTERRA PURCHASES 1,800 BOE/DAY OF PRODUCTION

Transaction to close January 29, 2004

Calgary, Alberta – December 23, 2003 — Enterra Energy Trust (Nasdaq: EENC and TSX: ENT.UN) today announced it has signed a purchase and sale agreement for the acquisition of several properties in East Central Alberta for US$15 million (C$20 million).  These properties currently produce approximately 1,800 boe/day, consisting of 1,600 bbls/day of oil and 1,200 mcf/day of natural gas, along with approximately 22,166 acres of undeveloped land.

“The acquisition of these properties will provide Enterra with an opportunity for growth in 2004 through additional optimization and development” said Luc Chartrand, President and CEO of Enterra.  “The addition of these assets to our current inventory of properties is expected to be very accretive in terms of cash flow and earnings for 2004.”

Funding for this acquisition will be obtained through a combination of equity and debt financing.

Enterra is currently assessing the opportunities to enhance the production for these properties through selective optimization and additional drilling in 2004.  This development program will begin in February 2004.

January distribution

Enterra Energy Trust will commence its monthly distributions on January 15, 2004.  The amount will be US$0.10 per trust unit.  The ex-dividend date is December 29, 2003.

Insider stock sales policy

Enterra has instituted a series of internal guidelines for all of its executives and directors.  The policy will limit insider sales to a 30-day period following the filing of quarterly and year-end reporting.  “Enterra does not currently have a formal program in place, so these guidelines will set up the parameters for all insider sales going forward.” added Mr. Chartrand.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Luc Chartrand, President and CEO	Linda Latman (212) 836-9609
(403) 213-2502	Sarah Torres (212) 836-9611
Reg Greenslade, Chairman of the Board
(403) 213-2507
www.enterraenergy.com	www.theequitygroup.com